

September 11, 2013

Via E-mail
Bipin C. Shah
Chief Executive Officer
JetPay Corporation
1175 Lancaster Avenue, Suite 100
Berwyn, PA 19312

> **Re:** **JetPay Corporation**
> **Amendment No. 4 to Registration Statement on Form S-3**
> **Filed August 30, 2013**
> **File No. 333-187339**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 30, 2013**
> **File No. 001-35170**

Dear Mr. Shah:

We have reviewed your amended registration statement and preliminary information statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and information statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form S-3 Filed on August 30, 2013

Risk Factors, page 5

1. Please revise to describe the Securities Purchase Agreement entered into on August 22, 2013 and describe any material risks to investors that could result from such an agreement. We note, for example, that Flexpoint may acquire a substantial amount of your shares, have rights to designate directors, and have a liquidation preference of $600

per preferred share. We further note that the transaction could lead to a potential change in control.

Preliminary Information Statement on Schedule 14C Filed on August 30, 2013

General

2. Please revise to provide tabular disclosure of (a) the number of shares of common stock underlying the convertible preferred shares issuable and (b) the resulting voting power of Flexpoint for each tranche, assuming the maximum amount of preferred shares are sold in each tranche. In addition, please provide totals for each if Flexpoint purchases the maximum number of preferred shares under the Securities Purchase Agreement. Please also clarify whether Flexpoint may obtain a controlling interest in JetPay under the Securities Purchase Agreement and discuss the consequence of a change in control.

The Private Placement, page 3

3. Please revise your description of the preferred stock purchase to clarify whether the proceeds of up to $10 million from Tranche B would be used in its entirety to redeem outstanding secured convertible notes.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        James Lebovitz, Esq.
        Dechert LLP